CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
October 23, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)

PHARMAXIS LTD
2008 Annual General Meeting
Chairman’s Address
I still remember the sharemarket crash of 1987. I remember it well as since that time I have not used leverage in my personal investing activities. Instead I have chosen my portfolio carefully so that the growth component of my portfolio comes from wealth creating growth businesses such as Pharmaxis. 2008 seems to me to be among the most difficult market conditions since 1987. I do not think leverage will be used to the same extent in the portfolios of many investors as it has been in the recent past and to that extent I believe companies like Pharmaxis may eventually benefit.
While market downturns affect individual investors differently depending on their individual circumstances, the effect of the downturn is entirely different for our company and its operation. We cannot be immune from the short term market price movements but the business of our company, which is well funded, proceeds independently of market conditions.
Pharmaxis will succeed in generating value for its investors through the intellect and the good work of its staff in achieving the milestones it meets in a timely manner.
It is within this context that I note that Pharmaxis is well advanced with its commercial development. The numerous clinical trials commenced, enrolled, continued, completed and reported this past year (2 Phase 2 and 3 Phase 3) have properly positioned us to achieve our goal of becoming a significant pharmaceutical business.
If we look forward twelve months for the Bronchitol cystic fibrosis indication alone, this time next year we expect to have reported a successful Phase 3 clinical trial and therefore be waiting on the European regulators for approval to market Bronchitol for CF in the European Union. Across the Atlantic meanwhile, we expect to have closed recruitment for our second Phase 3 trial required to obtain marketing approval for the same condition in the United States.
For our second chronic Bronchitol indication, bronchiectasis, we satisfactorily completed the negotiation of the clinical and regulatory requirements of both the US FDA and the EU EMEA in June of this year. In a year’s time we expect to be well advanced in this pivotal Phase 3 trial. In Australia, we filed a marketing approval application for bronchiectasis with the Therapeutics Goods Administration late September and expect a response from them in approximately 12 months time.
In December 2007 we commenced the construction of our new facility here in Sydney. By this time next year we expect to be completing the final validation steps that will gives us the capacity to supply Bronchitol to the world markets.
Your chief executive officer Dr Robertson will shortly outline other areas of transformational progress in his address.
So, while 2008 has been a big year for Pharmaxis, 2009 holds the promise of being even bigger.
I wish to acknowledge the contributions of Dr Alan Robertson and his management team for their leadership, tireless efforts and successes in the growth and development of the Pharmaxis business.
The board of directors continues a transformation. Mr Charles Kiefel retired as a director in December 2007 and we thank him for his contribution and enthusiastic support over the 4 1/2 years he served on the Board. In June of this year we were pleased to welcome Mr Will Delaat as a director, adding to the Board’s international pharmaceutical industry capabilities and experience.

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

I also wish to thank the Board for their oversight and strategic direction of the company, and the Pharmaxis management and staff for again delivering on our plan.
We appreciate the support and encouragement we have received from shareholders this past year and thank you for it.
I will now ask the Chief Executive Officer and Managing Director, Dr Alan Robertson to provide a review of the 2007/2008 year and what we may look forward to in the year ahead.
Our CFO, Mr. David McGarvey will then give an overview of the company’s financial position, after which we will take any shareholder questions.
Thank you.
Denis M Hanley
Chairman
23 October 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: October 23, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer